20013083

MAY 08 2020

Washington DC
413

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66870

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 AND ENDING 12/31/2019
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICD SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7301 S.W. 57TH COURT; SUITE 420
(No. and Street)

33143
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
TED BENGHIAT - (305) 733-5256
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FIORELLO & PARTNERS, INC.
(Name – *if individual, state last, first, middle name*)

1999 N. UNIVERSITY DRIVE CORAL SPRINGS FL 33071
(Address) SUITE #214 (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, TED BENGHIAT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICD SECURITIES, INC., as of DECEMBER 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

TREASURER

Title

Notary Public

MARIBEL SANCHEZ
MY COMMISSION # GG 942628
EXPIRES: December 27, 2023
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ICD SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2019

ICD SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
DECEMBER 31, 2019

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of ICD Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of ICD Securities, Inc. (the "Company") as of December 31, 2019 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors Report on Supplemental Information

The supplemental information contained in Schedules 1a and 1b has been subjected to audit procedures performed in conjunction with the audit of the financial statements of ICD Securities, Inc. The supplemental information contained in Schedules 1a and 1b is the responsibility of the management of ICD Securities, Inc. Our audit procedures included determining whether the supplemental information contained in Schedules 1a and 1b reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion of the supplemental schedules, we evaluated whether the supplemental schedules, including its form and content is presented in conformity with 17 C. F. R. 240.17a-5. In our opinion, the supplemental information contained in schedules 1a and 1b is fairly stated, in all material respects, in relation to the financial statements as a whole.

Fiorello & Partners, Inc

We have served as the Company's auditor since 2020.

April 27, 2020

ICD SECURITIES, INC.

BALANCE SHEET
DECEMBER 31, 2019

ASSETS		
Cash	$	135,601
Accounts receivable from clearing broker/dealer		150,426
Clearing broker/dealer deposit		15,044
Other receivables		5,560
Prepaid expenses		1,367
Total assets	$	307,998

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Commissions payable	$	28,648
Referral fees payable-related parties		41,834
Referral fees- other		2,703
Accrued expenses		35,789
Total liabilities		108,974
Stockholders' equity		
Common stock, $0.10 par value, 1,000 shares authorized, 160 shares issued and 120 shares outstanding		16
Additional paid-in capital		71,984
Retained earnings		183,024
Less: Treasury stock, 40 Shares		(56,000)
Total stockholders' equity		199,024
Total liabilities and stockholders' equity	$	307,998

The accompanying notes are an integral part of these financial statements

ICD SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

	Shares		Treasury	Additional paid-in	Retained	
	Number	Amount	stock	capital	Earnings	Total
Balance, December 31, 2018	120	$ 16	$ (56,000)	$ 71,984	$ 95,870	$ 111,870
Net income	-	-	-	-	141,154	141,154
Distributions	-	-	-	-	(54,000)	(54,000)
Balance, December 31, 2019	120	$ 16	$ (56,000)	$ 71,984	$ 183,024	$ 199,024

ICD SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

Cash flows from operating activities		
Net income	$	141,154
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable from clearing broker/dealer		(84,914)
Clearing broker/dealer deposit		(34)
Other receivables		(533)
Due from related parties		29,000
Prepaid expenses		414
Commissions payable		20,910
Referral fee payable - other		2,703
Referral fee payable - related parties		10,893
Accrued expenses		17,092
Net cash provided by operating activities		136,685
Cash flows from financing activities		
Distributions to Shareholders		(54,000)
Net cash used by financing activities		(54,000)
Net increase in cash		82,685
Cash, beginning of the year		52,916
Cash, end of year	$	135,601

Note 1 – Nature of Organization and Summary of Significant Accounting Policies

Nature of Organization – ICD Securities, Inc. (the "Company") was incorporated in November 2004 pursuant to the laws of the State of Florida. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is engaged in the sale of fixed income securities, such as Federal Deposit Insurance Corporation insured certificates of deposit, government securities, Federal National Mortgage Association Securities, and Federal Home Loan Mortgage Corporation Securities.

The following is a summary of the Company's significant accounting policies:
Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash Equivalents – For the purposes of the statement of cash flows, the Company considers all unrestricted highly liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2019 there were no cash equivalents. As of December 31, 2019, the Company had no cash balances in excess of FDIC insurance at its financial institutions. Cash includes amounts in a bank checking account and in the client interest program of its clearing agent, INTL FCStone, Inc.

Accounts Receivable from Clearing Broker/Dealer – Accounts receivable is based on fees collected by the clearing broker/dealer on customer transactions initiated by the Company. The Company records an allowance for uncollectible accounts based upon periodic reviews and analyses of outstanding accounts receivable balances. Normal accounts receivable is due 5 days after the end of the months in which they are collected by the clearing broker/dealer. Accounts receivables due more than 5 days are considered delinquent. Accounts receivable are written-off when they are deemed to be uncollectible. Recoveries of bad debts previously written-off are recognized as income in the period in which the recoveries are made. Management made an analysis of its accounts receivable and determined that an allowance for doubtful accounts was not necessary as of December 31, 2019 because all were collected shortly after year-end.

Income Taxes – The Company, with the consent of its shareholders, has elected under the Internal Revenue code to be an "S" corporation. In lieu of corporation income taxes, the shareholders of an "S" corporation are taxed on their proportionate shares of the Company's taxable income. Therefore, the accompanying financial statements do not contain provisions or liabilities for federal income taxes. The Company's income tax returns for years 2016-2019 remain subject to examination by various taxing authorities.

Note 1 - Nature of Organization and Summary of Significant Accounting Policies (Continued)

Revenue Recognition — The Company prepares its financial statements on the accrual basis of accounting. Revenue is primarily comprised of selling commissions earned as compensation primarily in connection with fixed-income securities transactions, which are recognized on a trade-date basis. Interest and dividend income is recognized as earned. The Company does not have any unrealized gains or losses because it does not conduct any trades for its own account.

The Company buys and sells securities on behalf of its customers. In accordance with ASC 606, each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date the Company fills the trade order by finding and contracting with counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Expenses - Clearing and underwriting fees, commissions, and referral fees are accrued on a trade-date basis as the security transactions to which they relate occur.

Fair Value Measurement - The Company follows the provisions of ASC 820, "Fair Value Measurements and Disclosures". ASC 820 defines fair value, establishes a framework for measuring fair value under generally accepted principles, and enhances disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:
Level 1 - Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 - Valuations based on observable inputs other than quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 - Valuations based on unobservable inputs reflecting the Company's own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

As of December 31, 2019, the Company did not have any assets or liabilities that were required to be measured at fair value on a recurring or non-recurring basis.

Clearing Broker/Dealer Deposit - Deposits with clearing organizations consist of cash which has been placed with the Company's clearing broker/dealer in the normal course of business.

Note 2 - Related Party Transactions

Referral Fees Payable - Referral fees payable due to entities related by common ownership was $ 41,834. Total referral fees paid to entities related by common ownership charged to expense for the year was $217,937.

Management fees - The Company is managed and pays management fees to entities related by common ownership. The Company pays management fees each month of $4,000. Accrued management fees were $6,000 and the total management fees charged to expense for the year, including a $2,000 bonus, was $50,000.

Note 3 - Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of counterparties.

Note 4 - Common Stock

Common stock is comprised of fully participating shares. Holders of common stock are entitled to one vote per share. As of the year ended December 31, 2019, the Company had 160 shares of common stock issued and 120 shares outstanding, and 40 shares held as treasury stock which were recorded at cost.

Note 5 -Regulatory Requirements

Net Capital Requirement – The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum "net capital" and that the ration of "aggregate indebtedness " to "net capital ", as defined, shall not exceed 15 to 1. The Company understands that the minimum net capital must be maintained on a daily basis and adequate excess net capital should be available as a safety margin. The Company formally computes net capital on a monthly basis unless proximity to the minimum net capital requirements requires otherwise. The Company is also required to maintain "net capital" equal to the greater of $5,000 or 6 2/3% of "aggregate indebtedness ", as defined. At December 31, 2019, the Company had excess net capital of $ 184,830. The Company's ratio of aggregate indebtedness to net capital at December 31, 2019 was 0.57 to 1.

Reserve Requirement – The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934 (reserve requirement for brokers and dealers) in that Company does not hold funds or securities for customers and all transactions are cleared on a fully disclosed basis through INTL FCStone, Inc., a clearing broker-dealer.

ICD SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2019

Note 6 - Litigation

From time to time, the Company may be involved in various legal proceedings arising in the ordinary course of its business activities. The Company believes that these various asserted claims and litigation will not materially affect its financial position, future operating results or cash flows, although no assurance can be given with respect to the ultimate outcome of any such claims or litigation. As of December 31, 2019, the Company is not involved in any legal proceedings and is not aware of any pending or potential claims.

Note 7 - Subsequent Events

The Company has evaluated subsequent events through April 27, 2020, which is the date the financial statements were available to be issued. Management has determined that no events occurred subsequent to December 31, 2019 that would require disclosure in the financial statements.

ICD SECURITIES, INC.

SCHEDULE 1a - COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UIIDER RULE 15C3-1
DECEMBER 31, 2019

Net Capital		
Total stockholders' equity	$	199,024
Default stockholders ' equity not allowable for net capital		-
Total stockholders ' equity qualified for net capital		199,024
Deductions and/or changes:		
Non-allowable assets:		
Due from related parties		(1,367)
Other receivables		(5,560)
Net capital	$	192,097
Aggregate Indebtedness		
Items included in the balance sheet:		
Accounts payable and accrued expenses	$	108,974
Total aggregate indebtedness	$	108,974
Computation of Basic Net Capital Requirement		
A - Minimum net capital required 6 2/3% of aggregate indebtedness	$	7,267
B - Minimum dollar net capital requirement	$	5,000
Net capital required (higher of A or B above)	$	7,267
Excess Net Capital	$	184,830
Excess Net Capital at 120 percent	$	221,796
Ratio: Aggregate Indebtedness to Net Capital		0.57 to 1

ICD SECURITIES, INC.

SCHEDULE 1b - RECONCILIATION OF' THE COMPUTATION OF NET CAPITAL INDEBTEDNESS UNDER RULE 15C3-1
DECEMBER 31, 2019

Net capital, as reported on Part II of the Focus Report (unaudited)	$	192,097
Adjustments		-
Net Capital Reported on Schedule l a - Computation of Net Capital	$	192,097

ICD SECURITIES, INC.

SCHEDULE 2- COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-1

DECEMBER 31, 2019

The Company claims exemption from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule. This is because the Company does not serve as fiduciary for the safekeeping of these assets, which are done through its agent or agents.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Shareholders of ICD SECURITIES, INC.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by ICD Securities, Inc. (the "Company") and the SIPC, solely to assist you and SIPC in evaluating The Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019 The Company's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended [Fiscal Year End Date] with the Total Revenue amount reported in Form SIPC-7 for the year ended [Fiscal Year End Date] , noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on [Name of Broker-dealer] 's compliance with the applicable instructions of the Form SIPC-7 for the year ended [Fiscal Year End Date] . Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of [Name of Broker-dealer] and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

FIORELLO & PARTNERS, INC

Coral Springs, Florida

April 27, 2020

ICD SECURITIES, INC.

ACCOMPANYING SCHEDULE TO REPORT ON AGREED UPON PROCEDURES REQUIRED BY SEC RULE 17a-5(e)(4)

SCHEDULE OF ASSESSMENTS AND PAYMENTS FOR THE YEAR ENDED DECEMBER 31, 2019

PAYMENT DATE	PAYEE	AMOUNT
7/10/2019	SIPC	$ 609.35
1/30/2020	SIPC	593.42
		$ 1,202.77